CERTIFICATE OF INCORPORATION
OF
MOVATIC, INC.

TO THE DELAWARE SECRETARY OF STATE:

FIRST: The name of this corporation is Movatic, Inc. (the "**Corporation**").

SECOND: The address of the Corporation's registered office is 16192 Coastal Highway, in the City of Lewes, County of Sussex, Delaware 19958. The name of its registered agent at such address is Harvard Business Services, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the "**DGCL**").

FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is One Million (1,000,000) shares of Common Stock, having a par value of $0.00001 per share.

FIFTH: Subject to any additional vote required by this Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

SEVENTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

EIGHTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after adoption of this Article EIGHTH to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. Any repeal or modification of the foregoing provisions of this Article EIGHTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

NINTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other Persons to which the DGCL permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other Persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL. Any amendment, repeal or modification of the

1

foregoing provisions of this Article NINTH shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

TENTH: The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries or (ii) any holder of Common Stock who is not an employee of the Corporation (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

ELEVENTH: The name and mailing address of the incorporator are as follows:

Ansgar Strother
505 East Liberty, LL 500
Ann Arbor, Michigan 48104

Dated: January _____, 2018

_____
Ansgar Strother, Incorporator